Exhibit 4.19

Amendment Number Four to the

North Fork Bancorporation, Inc.

401(k) Retirement Savings Plan

The North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan as Amended and Restated Generally Effective as of January 1, 2002 (the “Plan”) is hereby amended in the following respects, effective as of the dates specified:

1.	Effective as of October 1, 2004, or, if later, the date that GreenPoint Financial Corp. merges with North Fork Bancorporation, Inc., a new Section 2.22 is added to the Plan to read in its entirety as follows:

“2.22 Employees of GreenPoint Financial Corp.

Notwithstanding anything in this Plan to the contrary, (i) all service credited to an Employee under the GreenPoint Employee Stock Ownership Plan (the “GreenPoint ESOP”) shall be treated for all purposes as service under this Plan and (ii) before January 1, 2005, any Employee who is classified by the Bank as an Employee covered by the “GreenPoint payroll” will be ineligible to participate in the Plan (except as may be permitted under Section 17.12). Beginning on January 1, 2005, all Employees who are (or were) classified by the Bank as Employees covered by the “GreenPoint payroll” will be eligible to participate in the Plan for all purposes; provided that on that date, they satisfied the eligibility conditions set forth in Section 2.1(b) or (c), as applicable. If an individual who was employed by GreenPoint Financial Corp. or any of its affiliates at any time during the period beginning on the Merger Closing Date (as defined in Section 17.12) and ending on December 31, 2004 is classified by the Bank as covered by the “North Fork payroll” before January 1, 2005, (i) that individual will be eligible to participate in the Plan for all purposes; provided, that, on the date such individual is so classified, the individual satisfied the eligibility conditions set forth in Section 2.1(b) or (c), as applicable and (ii) notwithstanding anything in this Plan to the contrary, all service credited to such individual under the GreenPoint ESOP shall be treated for all purposes as service under this Plan.”

2.	Effective as of September 30, 2004, a new Section 17.11 is added to the Plan to read in its entirety as follows:

“17.11 Transfer of Assets and Liabilities of the Trust Company of New Jersey 401(k) Plan

Effective September 30, 2004, the assets and liabilities of the Trust Company of New Jersey 401(k) Plan (the “TCNJ Plan”) will be transferred into the Plan. The following will apply to Participant accounts transferred under this Section:

(a)	All benefits protected under Section 411(d)(6) of the Code with respect to any transferred funds will be preserved as required by law, and all transferred funds will be accounted for separately as may be required to preserve such benefits or as may be required to preserve participants’ tax basis with respect to such transferred funds, if any.

(b)	To the extent such rights are not already provided under the terms of the Plan, all transferred funds will be available for in-service distributions for:

(i)	withdrawal upon the Participant’s attainment of age 59 1/2,

(ii)	loans under the provisions of the Plan,

(iii)	hardship withdrawals under the provisions of the Plan, and

(iv)	any other circumstances under which in-service withdrawal was available under the terms of the TCNJ Plan, but only with respect to the particular funds to which those in-service withdrawal rights applied.

(c)	Promissory notes for outstanding loans in the TCNJ Plan will be transferred to the Plan and accepted by the Plan Trustee. The loans will amortize for the same period of time and at the same interest rate as previously agreed to under the provisions of the TCNJ Plan.”

3.	Effective as of October 1, 2004, or, if later, the date that GreenPoint Financial Corp. merges with North Fork Bancorporation, Inc., a new Section 17.12 is added to the Plan to read in its entirety as follows:

“17.12 Transfer of Accounts from the GreenPoint Employee Stock Ownership Plan

As soon as administratively practicable after the date on which the merger between GreenPoint Financial Corp. and North Fork Bancorporation, Inc. closes (the “Merger Closing Date”), there will be a transfer of certain accounts from the GreenPoint ESOP to the Plan, pursuant to Section 414(1) of the Code and Section 11.03A of the GreenPoint ESOP, in connection with the termination of the GreenPoint ESOP immediately prior to the Merger Closing Date. Such accounts may consist of Bank Stock, cash, or such other property as may have been held in these accounts under the GreenPoint ESOP at the time that they are transferred to the Plan pursuant to this Section. The following additional rules will apply with respect to GreenPoint ESOP accounts that are transferred pursuant to this Section:

2

(a)	Individuals for whom GreenPoint ESOP accounts are transferred pursuant to this Section will become Participants in the Plan solely with respect to their transferred accounts and, for all purposes under the Plan, shall have the same rights as other Participants including, but not limited to, those set forth below in Sections 17.12(b) through 17.12(e), except that these individuals will not be eligible to participate with respect to Before-tax Contributions under Article III or Bank Matching Contributions under Article IV until they are eligible to participate under the terms of Articles II and III of the Plan.

(b)	All benefits protected under Section 411(d)(6) of the Code with respect to any GreenPoint ESOP accounts transferred pursuant to this Section will be preserved as required by law, and all such transferred accounts will be accounted for separately with respect to each such individual for whom a GreenPoint ESOP account was so transferred as may be required to preserve such benefits or as may be required to preserve Participants’ cost basis with respect to such transferred accounts, particularly with regard to the net unrealized appreciation attributable to Bank Stock so transferred.

(c)	Individuals for whom GreenPoint ESOP accounts are transferred pursuant to this Section will be 100% vested in their account so transferred and may diversify and direct the investment of their accounts in the same manner as other Participants, pursuant to Article V of the Plan.

(d)	Individuals for whom GreenPoint ESOP accounts are transferred pursuant to this Section will be eligible to elect the withdrawal or reinvestment of Bank Stock dividends pursuant to Section 9.3 of the Plan.

(e)	Individuals for whom GreenPoint ESOP accounts are transferred pursuant to this Section will be eligible to receive a distribution under the terms of Article XI under the Plan upon termination of employment with the Bank or any of its affiliates, or on account of termination of employment with GreenPoint Financial Corp. or any of its affiliates and to elect in-service distributions for withdrawal upon the Participant’s attainment of age 59 1/2 and hardship withdrawals under the provisions of the Plan, but will not be eligible to receive a loan under the provisions of the Plan until such time as the individual becomes eligible to participate in the Plan for purposes of Before-tax Contributions under Article II and III of the Plan.”

IN WITNESS WHEREOF, NORTH FORK BANCORPORATION, INC. has caused this Amendment to be executed by its duly authorized officer effective as of the dates above referenced.

NORTH FORK BANCORPORATION, INC.

Date Signed: September 30, 2004

By	/s/ Daniel Healy
Daniel Healy Executive Vice President and Chief Financial Officer

4